PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

05012802

SEC MAIL PROCESSING
RECEIVED
NOV 23 2005
213
SECTION

15th November 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs Premier Oil Group plc

~~Premier Oil pl~~c (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 15th November 2005:

"Drilling Update – Mauritania Labeidna-1 Well"."

Yours faithfully

Stephen Huddle

Stephen Huddle
__Company Secretary__

Enc.

PROCESSED
NOV 29 2005
THOMSON FINANCIAL

11/29

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Mauritania Drilling Update

Premier reports the following in relation to its operations in PSC Area B offshore Mauritania.

The *'Stena Tay'* rig drilled Labeidna-1 to the final total depth of 3080 metres where the acquisition of wireline logs, including downhole pressure measurements and fluid sampling, commenced.

A preliminary evaluation of these data indicates that the well intersected an oil-bearing interval comprising an interbedded series of thin sands and claystones. Late on 14 November 2005, the collection of oil samples was under way. Additional wireline logs will be acquired to quantify the significance of this discovery. A further announcement will be made when this analysis has been completed.

Following wireline logging, the well will be plugged and abandoned as planned.

15th November 2005

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Tony Durrant
Neil Hodgson

Pelham PR **Tel: 020 7743 6673**
James Henderson
Gavin Davis **Tel: 020 7743 6677**

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan and an oil development in Mauritania. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

The 2005 drilling programme of approximately 12 wells is well progressed. Prior to the Labeidna-1 well, three successful wells have been completed earlier this year; the first, a flow test on an appraisal well on the Tiof field in Mauritania; the second, a discovery and flow test from the Al Amir-1 exploration well in Egypt; and the third, a discovery and appraisal at the Tevet-2 well in Mauritania. Further wells are planned to be drilled in the remainder of 2005 and in the first half of 2006 in Mauritania, Egypt, Indonesia, Guinea Bissau, Vietnam and the UK.

The current partners and interests in PSC A and PSC B in Mauritania are:

Company	**PSC A**	**PSC B**	**Chinguetti Exploitation Perimeter**[1]
	%	%	%
Woodside	53.846	53.846	47.384
BG Group	13.084	11.630	10.234
Hardman Resources	24.300	21.600	19.008
Fusion Mauritania A[3]	4.615	-	-
Premier	-	9.231	8.123
ROC Oil	4.155	3.693	3.250
Groupe Projet Chinguetti[2]	-	-	12.000

[1] The Chinguetti Exploitation Perimeter was granted in May 2004 under the terms of the Production Sharing Contract for Area B (PSC B) and contains the Chinguetti oil development. The Government of Mauritania exercised its right to participate in this area effective from 9 November 2004 and retains the right to participate in new developments outside this area.

[2] Group Projet Chinguetti is an entity set up to represent the interests of the Mauritanian Government in the Chinguetti oil development.

[3] Premier will take up 100% ownership of Fusion Mauritania A (currently owned by Sterling Energy and Premier) on completion of the transaction announced on 28 May 2003.